Exhibit (a)(1)(xiv)

The Stock Option Exchange Program ended at 11:59 pm on June 26, 2009. The closing price of SNI stock was $27.84 on that day. In all, 199 participants elected to exchange 4,147,951 eligible stock options for 834,946 restricted shares.

If you made a valid election to exchange your stock options by the expiration date, we are currently processing your election. You should be able to view your new restricted shares in your Merrill Lynch account in about a week at www.benefits.ml.com. If you have questions about your Merrill Lynch account, please call 1.877.767.2404 (outside US, PR and Canada, call 1.609.818.8894).

We thank you for your time and attention to this program.

Chris Powell